SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: Cynthia.beyea@sutherland.com

February 20, 2013

Karen Rossotto, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Realty Capital Income Funds Trust

Initial Registration Statement on Form N-1A
File Nos. 811-22785, 333-185734

Dear Ms. Rossotto:

On December 28, 2012, Realty Capital Income Funds Trust (the “Registrant”) filed the above referenced registration statement on Form N-1A. On January 25, 2013, you provided comments to the Registrant in the form of a comment letter. On behalf of the Registrant, set forth below are those comments and the Registrant’s responses to the comments.

Please note that the Registrant has changed the name of its initial series from “Realty Capital Real Estate Income Fund” to “AR Capital Real Estate Income Fund.” This name change is reflected in the pre-effective amendment to the registration statement being filed with this letter.

Prospectus

Fund Summary

Comment 1: On page 1, Investment Objective, it states that the “investment objective of the Fund is to provide current income with the potential for capital appreciation through investment in income producing securities related to the real estate industry (hereinafter referred to as ‘real estate securities’).” The phrase “through investment in income producing securities related to the real estate industry” refers to the Fund’s strategy, not its objective. Please delete this phrase and move the definition of “real estate securities” to the first paragraph of Principal Investment Strategies, or otherwise revise this sentence as appropriate to state only the Fund’s investment objective in accordance with Item 2 of Form N-1A.

Karen Rossotto, Esq.

February 20, 2013

Response: The phrase has been deleted and the definition of “real estate securities” has been moved as requested.

Comment 2: On page 1, in the table Fees and Expenses of the Fund, the “Shareholder Service Fee” is provided as a separate line item. In accordance with Instruction 3(b) to Item 3 of Form N-lA, a shareholder service fee, if incurred during the most recent fiscal year under a plan adopted pursuant to rule 12b-1, it should be included in the line item “Distribution [and/or Service] (12b-l) Fees.” If the fee is a distribution or similar expense deducted from the Fund's assets other than pursuant to a rule l2b-l plan, or if the fee is otherwise deducted from the Fund’s assets or charged to all shareholder accounts, please include it under an appropriate caption or a subcaption of “Other Expenses” in the table.

Response: The shareholder service fee will be incurred under a rule 12b-1 plan. The fee table and the language concerning the 12b-1 plans have been revised to reflect this fact.

Comment 3: Also in the fee table, in accordance with Item 3, instruction 6, of Form N-1A, please disclose in a footnote that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response: A footnote regarding “Other Expenses” has been added to the fee table as requested.

Comment 4: In addition, in footnote 4 to the fee table, it states that the “Adviser may request recoupment of previously waived fees... [emphasis added]” With this language, it is unclear whether the Fund is obligated to permit recoupment by the Adviser, or not. Please clarify the intended meaning of this sentence and revise as appropriate.

Response: The language has been revised to clarify that the Fund is obligated to permit recoupment by the Adviser.

Comment 5: On page 2, in Principal Investment Strategies, please disclose the expected percentage of its assets the Fund will invest in debt securities. Please also disclose the expected average maturity of those securities as well as the Fund’s expected average duration.

Response: Language has been added to clarify that the Fund may invest in debt securities of any maturity or duration without restriction.

Karen Rossotto, Esq.

February 20, 2013

Comment 6: In Principal Risks of Investing in the Fund, please disclose any risks associated with convertible securities, rights and warrants, and depositary receipts, as these types of securities are listed in Principal Investment Strategies as principal investments of the Fund. If any of these securities are not principal investments, please delete the reference from Principal Investment Strategies (in particular, please note that depositary receipts are not listed as a principal investment strategy of the Fund in the prospectus on page 7).

Response: The requested disclosure has been added to the prospectus. We note that depositary receipts have been added as a principal investment strategy of the Fund on page 7 of the prospectus.

Comment 7: On page 5, under Fund Performance, or where appropriate in the registration statement, please note whether the Fund will provide updated performance information before the Fund has been operating for a full calendar year. If so, please explain where the updated performance information may be obtained, including a website address or elsewhere, as applicable. See Item 4(b)(2)(i) of Form N-1A.

Response: Language has been added to clarify that updated performance information can be found at the Fund’s website.

Comment 8: On page 5, in Purchase and Sale of Fund Shares, please disclose to whom purchase and redemption requests for Fund shares should be made.

Response: The requested disclosure has been added to the prospectus.

Comment 9: On page 12, in Additional Investment Information, Portfolio Holdings, it states that “[t]he Fund also posts an uncertified list of portfolio holdings on the website [emphasis added].” Please specify the website.

Response: The requested disclosure has been added to the prospectus.

Comment 10: On page 12, Management, Investment Adviser, as required under Item 10(a)(l), please describe the investment adviser’s experience as an investment adviser. Please also disclose the amount of the adviser’s assets under management.

Response: The requested disclosure has been added to the prospectus.

Karen Rossotto, Esq.

February 20, 2013

Statement of Additional Information

Comment 11: On page 1, in Investment Policies, Fundamental Investment Policies, with regard to restrictions #s 1 and 2, immediately following the list fundamental restrictions, please disclose what is permitted under the 1940 Act with regard to Borrowing and Senior Securities.

Response: The requested disclosure has been added to the prospectus.

Comment 12: In restriction #5 concerning Concentration, it states that “[t]he Fund may not invest more than 25% of the market value of its assets in securities issued by companies or entities engaged in any one industry [emphasis added].” Please replace “the market value of its asset” with “its total assets.”

Response: The requested revision has been made.

Comment 13: Within the Statement of Additional Information, with respect to the Fund’s investment in derivatives, please confirm to us, as applicable, that the Fund will comply with the Commission’s guidance regarding these investments in Investment Company Act Release No. 10666 (Apr.18, 1979) [44 FR 25128 (Apr. 27, 1979)]. Also, please confirm to us that the Fund’s investment in private investment funds will not exceed 10% of the Fund’s assets.

Response: The Fund will comply with the segregation requirements of Investment Company Release No. 10666 with respect to its investment in derivatives. Language to this effect has been added to the SAI. Additionally, the Fund confirms that its investment in private investment funds (i.e., companies that rely on Sections 3(c)(1) or 3(c)(7) for an exemption from the definition of investment company under the Investment Company Act) will not exceed 10% of the Fund’s assets.

Comment 14: On page 26, in Repurchase Agreements, please delete “United States” from the fourth line of the paragraph, or otherwise explain what a “United States repurchase agreement” is.

Response: The requested deletion has been made.

Comment 15: On page 29, in Disclosure of Portfolio Holdings, please include the disclosure required under Item 16(f)(l)(iv): “[t]he procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.”

Karen Rossotto, Esq.

February 20, 2013

Response: The requested disclosure has been added to the Statement of Additional Information.

General Comments

Comment 16: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: The Registrant understands this.

Comment 17: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identity the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Registrant will not omit any information from the prospectus.

Comment 18: Please advise us if you have submitted or expect to submit exemptive applications or noaction requests in connection with your registration statement.

Response: The Registrant has not and does not expect to submit exemptive application or no-action requests in connection with the registration statement.

Comment 19: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Registrant understands this.

*      *      *      *

Karen Rossotto, Esq.

February 20, 2013

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0472 or Steve Boehm at 202-383-0176.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea

cc:	John H. Grady, AR Capital Steve Boehm, Sutherland